Exhibit 99.1

Vermilion Energy Inc. Announces Strategic Acquisition of Multi-Decade Free Cash Flow Generating Montney Assets

CALGARY, AB, March 28, 2022 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) is pleased to announce that we have entered into an arrangement agreement to acquire Leucrotta Exploration Inc. ("Leucrotta") for a net cash purchase price of $477 million (the "Arrangement" or the "Leucrotta acquisition"). Leucrotta is a Canadian publicly listed Montney-focused oil and natural gas exploration and development company with lands located in the Mica area of Northeast British Columbia and Northwest Alberta. The common shares of Leucrotta (the "Leucrotta Shares") are listed on the TSX Venture Exchange under the symbol LXE.

Highlights

  Strategic acquisition of fully delineated, multi-decade free cash flow generating Montney assets in Northeast British Colombia and Northwest Alberta
  Large contiguous land base of 77,000 net acres of Montney mineral rights that provide an expected 20+ years of low-risk, self-funding, high-deliverability drilling inventory
  Average production of 13,000 boe/d targeted in 2023, with infrastructure plans in-place to achieve plateau production of 28,000 boe/d within a few years
  Fully funded project development expected to contribute annual free cash flow ("FCF")(1) in excess of $200 million once plateau production level of 28,000 boe/d is achieved, based on 2023 forward strip pricing(2)
  Significantly improves the depth and quality of Vermilion's drilling inventory and positions us for sustainable long-term shareholder returns
  Pro-forma the Leucrotta acquisition, Vermilion retains its international diversification with approximately 58% of FFO derived from international operations including European gas
  Inclusive of the Leucrotta acquisition, we have announced in excess of $1.2 billion of acquisitions equally balanced between international and North America in 2021 and 2022, fully funded with 2022 free cash flow and without issuing any equity, resulting in production per share growth of 16%
  2022 production guidance increased to 86,000 to 88,000 boe/d and E&D capital budget increased to $500 million to account for the Leucrotta acquisition, assuming a second half of May 2022 closing date
  We remain on track to achieve our $1.2 billion net debt target in 2H 2022 and augment our return of capital to shareholders

Leucrotta Acquisition

Under the Arrangement, Vermilion will acquire all of the issued and outstanding Leucrotta Shares (including any securities convertible into Leucrotta Shares that are exercised prior to or in conjunction with the Arrangement) for cash consideration of $1.73 per share. As part of the Arrangement, a portion of the Leucrotta land base and approximately $43.5 million of cash will be transferred to a new company ("ExploreCo") which will be managed by the existing Leucrotta team. The net cash purchase price is $477 million after adjusting for positive working capital. Holders of Leucrotta Shares will also receive one common share and 0.1917 common share purchase warrants of ExploreCo for each Leucrotta Share held. Additionally, under the Arrangement, Vermilion will acquire an approximate 12.5% equity stake in ExploreCo for approximately $14 million and obtain board representation and other customary investor rights. The Arrangement remains subject to certain closing conditions, including receipt of applicable court, Leucrotta shareholder and securityholder approvals and other regulatory approvals, and is expected to close in the second half of May 2022. All of the officers and directors and certain shareholders of Leucrotta (representing 41% of the fully diluted shares outstanding) have entered into voting support agreements and have agreed to vote in favour of the arrangement. The Arrangement includes a break fee of $20 million payable to Vermilion.

The primary Leucrotta asset is the Mica property, comprised of 81,000 gross (77,000 net) contiguous acres of Montney mineral rights in the Peace River Arch straddling the Alberta and British Columbia borders. After spending over two years evaluating this and other assets across the Montney fairway, Vermilion's team has developed a deep technical understanding of each zone within the Montney. Our team includes members with over 20 years of industry experience in finding and developing conventional and unconventional energy resources in basins worldwide, including the Montney. We have conservatively identified 275 multi-zone, extended reach, drilling prospects to date, representing an expected two decades or more of low-risk, self-funding, high-deliverability drilling inventory with strong rates of return. There is meaningful upside in other zones, which could add significant inventory to this land base and the optionality for cube development.

The multi-zone development nature of these assets is a natural extension of the multi-zone development that our Canadian Business Unit has been focused on in West Central Alberta for over a decade. Integrating these assets into our Canadian asset base will allow us to high-grade our North American portfolio and is expected to add decades of inventory while continuing to develop and grow our international portfolio with the goal of maximizing free cash flow for shareholders over the near and long-term.

The Leucrotta assets to be acquired are forecasted to produce approximately 13,000 boe/d in 2023, with anticipated capacity to grow to a sustainable plateau production base of 28,000 boe/d over the next few years. Assuming a second half of May 2022 closing date, we plan to invest $75 million for the remainder of 2022 in the assets which will include the drilling of a 6-well pad in Alberta and infrastructure development. Our longer-term development plan contemplates drilling to maintain the plateau production base over the next 20+ years. All necessary infrastructure plans are in place to achieve these production targets, with an option to expand in the future. Due to our high working interest, Vermilion will have discretion over the pace of development of this asset and we will determine the appropriate level of capital allocation based on a portfolio approach and balanced with our return of capital priorities. The development plan is self-funded and expected to contribute annual FCF in excess of $200 million once plateau production level of 28,000 boe/d is achieved, based on 2023 forward strip pricing(2). The assets have total proved reserves of 20.1 MMboe and total proved plus probable reserves of 49.5 MMboe, as of December 31, 2021 based on a GLJ Ltd. evaluation, representing less than 20% of the estimated recoverable resource.

Mica Property	2023E at Strip Pricing(2)	Plateau Production at 2023 Strip Pricing(2)
Annual Production (boe/d)	~13,000	~28,000
Annual Fund Flows from Operations ($MM)	$135	>$250
Annual Exploration and Development Capex ($MM)	$110	$50-$75
Annual Free Cash Flow ($MM)	$25	>$200

Revised 2022 Guidance and Outlook

Vermilion is increasing its 2022 E&D capital budget to $500 million and increasing its annual production guidance to 86,000 to 88,000 boe/d to account for the Leucrotta acquisition, assuming a second half of May 2022 closing date. With the execution of the planned Mica drilling program and the anticipated close of the Corrib acquisition in second half 2022, we expect to exit the year with corporate production in the range of 95,000 to 100,000 boe/d. Our intention is to maintain the production base in this range for the foreseeable future as we focus on high grading and optimizing our portfolio inventory in order to maximize free cash flow generation over the long-term.

The Leucrotta acquisition aligns with our long-term value driven acquisition strategy which targets underexploited consolidation opportunities in core areas with multi-zone development. This acquisition is expected to enhance our North American portfolio by adding an inventory-rich land base in the Montney, providing decades of drilling inventory that we will high-grade as we grow our production base and further strengthen our free cash flow profile. The combination of the Corrib acquisition and the Leucrotta acquisition will allow us to maintain our geographic diversification. On a pro forma basis, including both acquisitions, we expect our international production and FFO weighting to be approximately 36% and 58%, respectively. This diversification, which provides exposure to global commodity prices, has afforded us the ability to fund both of these transactions, with internally generated free cash flow in 2022. Inclusive of the Leucrotta acquisition, we have announced in excess of $1.2 billion of acquisitions equally balanced between international and North America in 2021 and 2022 without issuing any equity.

As a result of our strong near-term FCF generation, combined with our profitable inventory to support this FCF profile for years to come, we remain on track to meet our net debt targets and enhance our return of capital strategy. We continue to anticipate reaching our $1.2 billion debt target in 2H 2022, which implies a leverage ratio less than 1.3x at mid-cycle prices(3), and will look to increase our return of capital once we achieve this target. The intended incremental return of capital may come in the form of an increase to the quarterly dividend, share buybacks, special dividends or any combination thereof.

The revised guidance does not include any contribution from the Corrib acquisition. We continue to anticipate the Corrib transaction closing in 2H 2022 and will revise our formal guidance at that time. As a reminder, all interim free cash flow from the acquired Corrib interest is being accrued to Vermilion and will be netted from the final purchase price. Based on the forward commodity strip(4) and including the Leucrotta acquisition, we estimate pro forma FFO of $2.4 billion and FCF of $1.9 billion, with year-end net debt of $0.9 billion and a trailing net debt to FFO ratio of 0.4x.

Key Strategic Objectives

In early 2021, Vermilion updated its strategic plan to 2030 ("VETVision") which included the following key near-term objectives:

1.	Reduce absolute debt from YE 2020 levels by $600 million by YE 2023, and $1 billion by YE 2025, with a net debt to FFO ratio of less than 1.5x
2.	Execute a deep-value international acquisition to strengthen our diversified portfolio and increase European gas exposure
3.	Further enhance our long-term return of capital strategy by adding significant Tier 1 inventory

Dion Hatcher stated, "With this acquisition and the previously announced Corrib acquisition, Vermilion has achieved our key near-term VETVision objectives. The Leucrotta acquisition is an important component of our strategic plan as it is a scalable asset and is expected to provide us with 20+ years of high value Tier 1 drilling inventory. Our previously announced Corrib acquisition increases our European gas exposure and accelerates our debt reduction. With the successful completion of both deals, our $1.0 billion debt reduction target should be achieved by the end of this year, three years ahead of schedule, with a corresponding forecast net debt to FFO ratio of 0.4x which is well below our target range of 1.5x. In fact, by the end of 2023, at current strip prices, Vermilion is projected to be net debt free. By the end of this year, we expect to have achieved our key near-term strategic objectives, and most importantly, we did so without the issuance of any additional shares which maximizes the free cash flow for our shareholders and eliminates any potential dilution."

Advisors

CIBC Capital Markets is acting as exclusive financial advisor to Vermilion with respect to the acquisition. Torys LLP acted as legal counsel to Vermilion with respect to the acquisition.

Conference Call and Webcast Details

Vermilion will discuss the Leucrotta acquisition in a conference call and webcast presentation on March 28, 2022 at 7:00 AM MT (9:00 AM ET). To participate, call 1-888-254-3590 (Canada and US Toll Free) or 1-647-794-4605 (International and Toronto Area). A recording of the conference call will be available for replay by calling 1-888-203-1112 and using conference ID 9664794 from March 28, 2022 at 11:00 AM MT to April 12, 2022 at 11:00 AM MT.

You may also access the webcast at https://produceredition.webcasts.com/starthere.jsp?ei=1538982&tp_key=bc5c862fe1. The webcast link, along with conference call slides, will be available on Vermilion's website at https://www.vermilionenergy.com/ir/eventspresentations.cfm under Upcoming Events prior to the conference call.

(1)	This document references free cash flow which is not specified, defined, or determined under International Financial Reporting Standards ("IFRS") and is therefore considered non-GAAP financial measures and may not be comparable to similar measures presented by other issuers. Free cash flow represents fund flows from operations in excess of capital expenditures and is used to determine the funding available for investing and financing activities, including payment of dividends, repayment of long-term debt, reallocation to existing business units, and deployment into new ventures.

(2)	2023 forward strip prices as at March 25, 2022: Brent US$91.15/bbl; WTI US$86.10/bbl; LSB = WTI less US$5.07/bbl; TTF $28.57/mmbtu; NBP $28.51/mmbtu; AECO $4.31/mmbtu; CAD/USD 1.26; CAD/EUR 1.43 and CAD/AUD 0.94.

(3)	Mid-cycle pricing: WTI US$55.00/bbl; AECO $3.43/mmbtu; TTF $12.50/mmbtu.

(4)	2022 full year average reference prices as at March 2, 2022: Brent US$99.68/bbl; WTI US$93.06/bbl; LSB = WTI less US$4.22/bbl; TTF $58.44/mmbtu; NBP $57.47/mmbtu; AECO $4.72/mmbtu; CAD/USD 1.27; CAD/EUR 1.42 and CAD/AUD 0.92.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized by leading ESG rating agencies for our transparency on and management of key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Employees and directors hold approximately 5% of our outstanding shares and are committed to delivering long-term value for all stakeholders. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or financial outlooks under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: the anticipated closing date of the Arrangement; the anticipated benefits of the Arrangement, including the expected performance of the Leucrotta assets to be acquired under the Arrangement, on a standalone and proforma basis, and Vermilion's developments plans and timing with respect to such assets; the net cash purchase price for Leucrotta after adjusting for positive working capital; the flexibility of Vermilion's capital program and operations; business strategies and objectives; operational and financial performance; estimated volumes of reserves and resources; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion's 2022 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices statements regarding the growth and size of Vermilion's future project inventory, and the wells expected to be drilled in 2022; exploration and development plans and the timing thereof; Vermilion's ability to reduce its debt; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; and the timing of regulatory proceedings and approvals.

Such forward-looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the satisfaction of all conditions to the Arrangement and receipt of all necessary approvals; the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan or realize anticipated benefits from the Arrangement; the risks of not obtaining court, Leucrotta shareholder and securityholder, regulatory and other approvals for the Arrangement; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld, including with respect to indigenous consultation; uncertainty regarding the impact and potential delays that might result from the June 29, 2021 BC Supreme Court ruling in Blueberry River First Nations (Yahey)  v.  Province of British Columbia on British Columbia and/or federal laws or  policies affecting resource development in British Columbia and potential outcomes of the ongoing negotiations between Blueberry River First Nations and the Government of British Columbia; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

All crude oil and natural gas reserve and resource information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. Reserves estimates have been made assuming that development of each property in respect of which the estimate is made will occur, without regard to the likely availability of funding required for such development. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars unless otherwise stated.

Estimates of Drilling Locations: Unbooked drilling locations are the internal estimates of Vermilion based on Vermilion's prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves or resources (including contingent and prospective).  Unbooked locations have been identified by Vermilion's management as an estimation of Vermilion's multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information.  There is no certainty that Vermilion will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and natural gas reserves, resources or production.  The drilling locations on which Vermilion will actually drill wells, including the number and timing thereof is ultimately dependent upon the availability of funding, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While a certain number of the unbooked drilling locations have been de-risked by Leucrotta drilling existing wells in relative close proximity to such unbooked drilling locations, other unbooked drilling locations are farther away from existing wells where management of Vermilion has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

View original content to download multimedia:https://www.prnewswire.com/news-releases/vermilion-energy-inc-announces-strategic-acquisition-of-multi-decade-free-cash-flow-generating-montney-assets-301511426.html

SOURCE Vermilion Energy Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2022/28/c6480.html

%CIK: 0001293135

For further information: please contact: Dion Hatcher, President; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 06:00e 28-MAR-22